SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 51)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.51 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(133)  Advertisement issued on October 28, 1996.
(a)(134)  Letter to area branch managers and brokers.

                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 29, 1996                    By   /s/ JERRY D. COURINGTON
                                                Jerry D. Courington,
                                                Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(133)                Advertisement issued on October 28, 1996        1
(a)(134)                Letter to area branch managers and brokers      2


                                             Exhibit No. (a)(133)

The following advertisement was issued on October 28, 1996:


THANK YOU KCPL SHAREOWNERS

27 MILLION KCPL SHARES ALREADY TENDERED.

What does this mean to you?

1. This means by tendering nearly 44 percent of all KCPL shares to Western Resources so far, KCPL shareowners are calling on the board to make this a friendly merger now.

2. This means you have nothing to lose by tendering your KCPL shares to Western Resources and everything to gain. Harris Trust will serve as the "safety deposit box" for your shares until we are ready to buy your shares in late 1997. Until then, we can arrange for you to get your shares back quickly if you need them for any reason. All KCPL dividends will continue to come to you. Voting rights remain yours.

3. This means when you tender your KCPL shares it helps us create a stronger company with greater value for you-short term and long term.

We are extending our expiration date to November 15, 1996, to give more KCPL shareowners the opportunity to tell the KCPL board now that they support the Western Resources' offer* of $31 and a projected $2.00-$2.35 dividend per KCPL share.

To tender your shares by November 15, 1996, call your broker or call toll-free 1-800-223-2064.

[logo]
Western Resources

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing. Western Resources' exchange of KCPL shares pursuant to its offer is subject to certain conditions which Western Resources anticipates will be satisfied by the end of 1997.

This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.



                                            Exhibit No. (a)(134)

The following letter was mailed to branch managers and brokers on or about October 29, 1996:


[logo]
Western Resources

              Attention Branch Managers and Brokers:
                         44% AND COUNTING
WESTERN RESOURCES IS CLOSING IN ON 50% OF ALL KCPL SHARES TENDERED.

                 EXCHANGE OFFER DEADLINE EXTENDED
                  New expiration date and time:
             5 p.m. EST, Friday, November 15th, 1996

Remember:

* Shares MUST be received BEFORE the 50% threshold is met in order for you to be eligible for the initial solicitation fee.

IN CASE YOU MISSED IT:
Details of Soliciting Dealer Fee:
If a KCPL shareowner designates you as a soliciting dealer, Western Resources will pay you a fee of up to $0.25/share for each KCPL share properly tendered and not withdrawn, up to a maximum of $500, per shareholder, with half paid when we reach a majority of shares tendered at our expiration date and the other half paid upon an announcement of an agreement with KCPL.

               Our exchange offer is in full swing.

You can help by reminding KCPL shareholders of:
1) Western Resources' offer of a $31 price per KCPL share.
2) Western Resources' offer of a $2.00-$2.35 dividend per KCPL share--up to a 45% increase over KCPL's current dividend.*

                     The time to act is now.

KCPL shareholders need to know that:
1) If Western Resources' offer is not accepted, they run the risk of their KCPL share value dropping. In fact, the last closing price for KCPL stock before Western Resources' offer was just
$23 7/8.
2) By tendering their shares to Western Resources, they can take advantage of Western's offer of $31 per share and a projected dividend increase of up to 45 percent over the current KCPL dividend.

There is still just one offer on the table, the Western Resources offer. Your time to take advantage of the full solicitation fee is running out. We greatly appreciate your efforts to assist us.

                  Contact our Information Agent,
       Georgeson and Company, Inc. to verify that your firm
                 is already a soliciting dealer:

                          1-800-223-2064

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

Please note: Other terms and conditions apply to the Soliciting Dealer fee, including the requirement that shares tendered must remain tendered through the expiration date and the date that an agreement is reached with KCPL for the fees to be paid. Federal securities laws require that Soliciting Dealer fees be paid only to eligible broker/dealers and prohibit the payment of any such fees to tendering shareholders or for shares tendered for the account of broker/dealers. In order to obtain this fee, the Soliciting Dealers may not charge KCPL shareholders any fees in connection with assisting shareholders in tendering their shares.

In order to ensure the Soliciting Dealer fee, shareholders need only to write in the name Soliciting Dealer on their tender materials before returning them.
They need not open an account with the Soliciting Dealer.

                              [logo]
                        Western Resources

This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.